EXHIBIT 99.1

April 2, 2020

Avino Complies with the Mexican Government COVID-19 Order

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) today announced it is temporarily suspending operations at the Avino Mine in Durango, Mexico until the end of April, 2020 to comply with the Mexican Government’s order that comprises all non-essential businesses including the mining industry, to help fight against COVID-19. The Avino Mine will transition to care and maintenance utilizing a reduced workforce to protect current mining operations, employees and the local communities while production operations are temporarily suspended.

Avino employees and supervisors will implement the temporary closure plan, which forms part of the Company’s larger-established Crisis Management Plan, and will include storing underground and surface equipment, ensuring mine ventilation continues to operate, and that critical pumping activities are maintained. Procedures to protect our employees remain stringent during care and maintenance.

David Wolfin, President and CEO commented, “We are following the orders put forth by the Mexican Government to temporarily suspend operations. Avino understands the seriousness of COVID-19 pandemic and will ensure the safety of our communities, which includes all of our employees. As of today’s date we do not have any cases of COVID-19, which relates to our rigorous health and safety procedures that were implemented weeks ago. Above all, the health and wellness of our employees globally is our top priority.”

Avino employees in the Durango and Vancouver offices have been instructed to work remotely which has been mandated by the health authorities in both countries. The Company is making every effort to keep all staff employed during this difficult time.

Avino remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly. As at December 31, 2019, the Company had almost $10 million in cash, and over $13 million in working capital, and is prepared in the event of an extended closure.

We wish all of our stakeholders, shareholders, local communities and all employees the best of health during this challenging and unprecedented time.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

1

Avino Silver & Gold Mines Ltd. –   April 2, 2020

Avino Complies with the Mexican Government COVID-19 Order

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

2